



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Lee Whitley
Baker Hughes Incorporated
lee.whitley@bakerhughes.com

Re: Baker Hughes Incorporated

Dear Ms. Whitley:

This is in regard to your letter dated January 22, 2013 concerning the shareholder proposal submitted by the Equality Network Foundation for inclusion in Baker Hughes' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Baker Hughes therefore withdraws its December 13, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net


BAKER
HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2188
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (281) 582-5905
lee.whitley@bakerhughes.com

Lee Whitley
Corporate Secretary & Sr. Corporate Counsel

Via electronic delivery: shareholderproposals@sec.gov
January 22, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter of Withdrawal from Investor Voice on behalf of Equality Network Foundation

Dear Sir or Madam:

On December 13, 2012, Baker Hughes Incorporated (the "Company") submitted a letter (the "First No-Action Request") notifying the staff of the Division of Corporation Finance of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders a stockholder proposal and supporting statement submitted by Investor Voice on behalf of Equality Network Foundation. On January 11, 2013, the Company submitted an additional letter (the "Second No-Action Request") based on a revision by Investor Voice to their stockholder proposal. On January 18, 2013, we received a letter from Investor Voice (attached) where they formally withdrew their stockholder proposal. Based on Investor Voice's withdrawal of its proposal, we hereby withdraw our First and Second No-Action Requests. Thank you for your time and attention to this matter. Please let me know if you have any questions.

Very truly yours,

Lee Whitley

Enclosure

cc: Bruce Herbert

Whitley, Lee

From:	Bruce Herbert - Team IV <team@investorvoice.net>
Sent:	Friday, January 18, 2013 1:44 PM
To:	ShareholderProposals@sec.gov
Cc:	Alford, Sandy E.; Whitley, Lee; Bruce Herbert - IV Team
Subject:	BHI. Withdrawal of Shareholder Proposal.
Importance:	High

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 18, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated, Withdrawal of Shareholder Proposal

Dear Madam or Sir:

Baker Hughes Incorporated, by letter dated December 13, 2012 (with a follow-up correspondence dated January 11, 2013), submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted November 13, 2012 by Investor Voice on behalf of the Equality Network Foundation.

As a result of worthwhile interactions with the Company and in anticipation of ongoing dialogue on the important governance topic of vote-counting, we write to formally withdraw the shareholder Proposal.

In respect for the Commission's time and resources, this makes further consideration of the no-action request unnecessary and, indeed, moot. We thank the Staff for its time and attention to this matter.

Should you have comments or questions, please feel free to contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year, . . . Bruce Herbert

cc: Sandra E. Alford. Corporate Secretary, Baker Hughes Incorporated
Melissa Lee Whitley, Senior Corporate Counsel, Baker Hughes Incorporated
Equality Network Foundation

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net



RECEIVED

2013 JAN 14 AM 11:57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2188
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (713) 439-8472
lee.whitley@bakerhughes.com

Lee Whitley
Corporate Secretary & Sr. Corporate Counsel

January 11, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Revised Stockholder Proposal to Baker Hughes Incorporated by Investor Voice on behalf of Equality Network Foundation

Dear Sir or Madam:

On December 13, 2012, Baker Hughes Incorporated (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (together, the "2013 Proxy Materials") a stockholder proposal and supporting statement (together, the "Original Proposal") submitted by Investor Voice ("Investor Voice") on behalf of Equality Network Foundation (the "Proponent") requesting that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)." A copy of the No-Action Request is attached to this letter as Exhibit A.

The No-Action Request indicated our belief that the Original Proposal could be excluded from the 2013 Proxy Materials pursuant to (i) Rule 14a-8(i)(2) under the Securities Exchange Act of 1934, as amended (the "Act"), because the Original Proposal would, if implemented, cause the Company to violate Delaware law (the jurisdiction in which the Company is organized); (ii) Rule 14a-8(i)(1) under the Act because the Original Proposal is not a proper subject for action by stockholders under Delaware law; and (iii) Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Original Proposal.

By letter dated January 7, 2013 (the "January 7 Letter"), received by the Company on January 8, 2013, 55 days after the Company's November 14, 2012 deadline for submitting stockholder proposals for inclusion in the Company's 2013 Proxy Materials, Investor Voice, on behalf of the Proponent, submitted a proposed revision to the Original Proposal (the "Revised Proposal") in the form of a letter to the Commission, on which the Company was copied, in response to the No-Action Request. A copy of the January 7 Letter, including the Revised Proposal, is attached hereto as Exhibit B. This letter responds to the January 7 Letter and the Revised Proposal. The Company believes that the Revised Proposal can be properly excluded from the 2013 Proxy Materials as untimely pursuant to Rule 14a-8(e)(2); the Revised Proposal was received after the deadline for submitting stockholder proposals.

THE REVISED PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(e)(2) BECAUSE THE REVISED PROPOSAL WAS RECEIVED AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES AFTER THE DEADLINE FOR SUBMITTING STOCKHOLDER PROPOSALS.

Under Rule 14a-8(e)(2), a stockholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2012 proxy statement to its stockholders on March 2, 2012. Pursuant to Rule 14a-5(e), the Company disclosed in its 2012 proxy statement the deadline for submitting stockholder proposals, as well as the method for submitting such proposals, for the Company's 2013 Annual Meeting of Stockholders. Specifically, page 59 of the Company's 2012 proxy statement states:

STOCKHOLDER PROPOSALS

> Proposals of stockholders intended to be presented at the 2013 Annual Meeting must be received by the Company by November 14, 2012 to be properly brought before the 2013 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairperson of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 15, 2012 and November 14, 2012 to be properly nominated before the 2013 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

A copy of the relevant excerpt of the Company's 2012 proxy statement is attached to this letter as Exhibit C. The Company received the Revised Proposal via email on January 8,

2013, 55 days after the deadline set forth in the Company's 2012 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 Annual Meeting of Stockholders was held on April 26, 2012, and the Company's 2013 Annual Meeting of Stockholders is scheduled to be held on April 25, 2013. Accordingly, the 2013 Annual Meeting of Stockholders will not be moved by more than 30 days, and thus, the deadline for stockholder proposals is that which is set forth in the Company's 2012 proxy statement.

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.*

While the Revised Proposal was a request submitted by Investor Voice, on behalf of the Proponent, directly to the Commission, rather than a stockholder proposal submitted directly to the Company, the Company believes that the Revised Proposal could be deemed to be a second proposal that was not submitted before the Company's November 14, 2012 deadline, and thus, the Company intends to exclude the Revised Proposal from the 2013 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals. *See, e.g., Costco Wholesale Corp.* (avail. Nov. 20, 2012) (concurring in the exclusion of a revised proposal submitted to the Commission 46 days after the deadline stated in the previous year's proxy statement); *IDACORP, Inc.* (avail. Mar. 16, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *General Electric Co.* (avail. Jan. 11, 2012) (concurring in the exclusion of a revised proposal received 28 days after the deadline stated in the previous year's proxy statement); *Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Proposal may properly be excluded from the 2013 Proxy Materials because the Revised Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

WAIVER OF THE 80-DAY REQUIREMENT IN RULE 14a-8(j)(1) WITH RESPECT TO THE REVISED PROPOSAL IS APPROPRIATE.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause with respect to the Revised Proposal. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company presently intends to file its definitive proxy materials on or about March 5, 2013. The Company did not receive the Revised Proposal until January 8, 2013, only 53 days prior to the Company's proposed March 5, 2013 filing date. Therefore, it was impossible for the Company to prepare and file this submission within the 80-day requirement.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Costco Wholesale Corp.* (avail. Nov. 20, 2012); *Andrea Electronics Corp.* (avail. July 5, 2011); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline).

The Revised Proposal was submitted to the Company after the 80-day deadline in Rule 14a-8(j)(1) had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to the Revised Proposal.

CONCLUSION.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Original Proposal and the Revised Proposal from the 2013 Proxy Materials. The reasons for excluding the Original Proposal are set forth in the No-Action Request, which is hereby incorporated herein by reference. The Company also respectfully requests that the Staff waive the 80-day requirement with respect to the Revised Proposal.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (713) 439-8122 or at lee.whitley@bakerhughes.com.

Very truly yours,



Lee Whitley
Corporate Secretary

cc: Investor Voice
2212 Queen Anne Avenue N, #406
Seattle, WA 98109
team@investorvoice.net

EXHIBIT A

No-Action Request



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2188
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (713) 439-8472
lee.whitley@bakerhughes.com

Lee Whitley
Sr. Corporate Counsel

December 13, 2012


RECEIVED
DEC 19 2012

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal to Baker Hughes Incorporated by Investor Voice on behalf of Equality Network Foundation

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Investor Voice ("Investor Voice") on behalf of Equality Network Foundation (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Baker Hughes Incorporated (the "Company") in connection with its 2013 Annual Meeting of Stockholders. Investor Voice's address, as stated in the letter to the Company accompanying the Proposal, is 2206 Queen Anne Avenue N, Suite 402, Seattle, WA 98109, and its e-mail address is team@investorvoice.net. The Proponent's contact information was not included in Investor Voice's letter to the Company accompanying the Proposal.

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials. Specifically, the Company believes that it may exclude the Proposal under the following rules:

- Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law (the jurisdiction in which the Company is organized);

- Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by stockholders under Delaware law; and

- Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Proposal.

By copy of this letter and the enclosed materials to Investor Voice at the address provided with the Proposal, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2013 Proxy Materials. The Company will file its definitive 2013 Proxy Materials with the Commission no earlier than 80 days after the date of this letter.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (713) 439-8122 or at lee.whitley@bakerhughes.com

Very truly yours,



Lee Whitley
Senior Corporate Counsel

cc: Investor Voice
2206 Queen Anne Avenue N
Suite 402
Seattle, WA 98109
team@investorvoice.net

ENCLOSURE 1
THE PROPOSAL

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not following the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, <u>and</u> ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but <u>not</u> counted. Yet, Baker unilaterally counts <u>all</u> abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose <u>not</u> to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts <u>all</u> abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company <u>excludes</u> abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

ENCLOSURE 2
STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Baker Hughes Incorporated, a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Supporting Statement" and together with the proposal, the "Proposal," a copy of which is annexed hereto in Enclosure 1 above) submitted by Investor Voice on behalf of Equality Network Foundation (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2013 Proxy Materials") to be distributed to stockholders in connection with the 2013 Annual Meeting of Stockholders.

The Proposal calls for the board of directors (the "Board") of the Company to "amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)." In its entirety, the Proposal reads as follows:

> **RESOLVED:** Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

The foregoing language is accompanied by the Supporting Statement.

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal calls for the Board to take steps to amend the Company's governing documents to provide that all matters presented to stockholders shall be decided by a simple majority of the shares voted for and against an item (or "withheld" in the case of board elections)—that is, a "majority of the votes *cast*." As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Enclosure 3), the voting standard requested by the Proponent would violate Delaware law because the Delaware General Corporation Law (the "DGCL") requires a higher vote – that is, approval from an *absolute majority of the shares outstanding*, and not merely a majority of the votes *cast* – to approve certain matters, including the removal of directors without cause, charter amendments, certain mergers, the sale of substantially all of a corporation's assets and the dissolution of a corporation. Thus, changing these provisions as requested by the Proponent would violate Delaware law.

The staff of the Division of Corporation Finance (the "Staff") has concurred in the exclusion of similar stockholder proposals on these very grounds under Rule 14a-8(i)(2) in the past. *See The J.M. Smucker Co.* (avail. June 22, 2012) (proposal submitted by Investor Voice on behalf of a beneficial owner of the J.M. Smucker Company, providing that "all matters presented to shareholders shall be decided by a majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)," was excludable under Rule 14a-8(i)(2) because Ohio law required a greater stockholder vote for certain actions, such as charter amendments, the sale of substantially all of a corporation's assets, mergers and dissolutions); *Abbott Laboratories* (avail. Feb. 2, 2011) (proposal providing that "each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was excludable under Rule 14a-8(i)(2) because Illinois statutory law required the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not stockholders abstained from voting rather than casting their votes for or against the matter unless Illinois statutory law or charter required a higher vote); *GenCorp Inc.* (avail. Dec. 20, 2004) (proposal providing that "[e]very shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement the resolution" was excludable under Rule 14a-8(i)(2) because, in part, Ohio law required a greater stockholder vote for certain actions, such as a sale of assets or merger); *SBC Commc'ns. Inc.* (avail. Dec. 16, 2004) (same, but with respect to Delaware law); *The Gillette Co.* (avail. Mar. 10, 2003) (proposal that would require that a board "adopt a policy that establishes a process and procedures for adopting shareholder proposals that are...supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *The Boeing Co.* (avail. Mar. 4, 1999) (proposal that would require that "[a]ll existing super-majority vote language in the governing instruments of the company is repealed and/or changed to be consistent with: All issues submitted to the shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *AlliedSignal, Inc.* (avail. Jan. 29, 1999) (proposal that would require that "[a]ll issues submitted to shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters).[1]

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[1] The Proposal can be distinguished from other proposals which, although not identical to the Proposal, called for some form of a simple majority vote standard for stockholder votes and with respect to which the Staff did not concur in finding a basis for exclusion under Rule 14a-8(i)(2). *See FirstEnergy Corp.* (avail. Jan. 12, 2012); *OmniCom Group Inc.* (avail. Mar. 29, 2010); *Gilead Sciences, Inc.* (avail. Feb. 19, 2010); *Southwest Airlines Co.* (avail. Mar. 20, 2001); *Alaska Air Group, Inc.* (avail. Mar. 13, 2001); *The Home Depot, Inc.* (avail. Apr. 4, 2000); *Alaska Air Group, Inc.* (avail. Mar. 26, 2000); *Sempra Energy* (avail. Feb. 29, 2000). With respect to *FirstEnergy*, *OmniCom Group* and *Gilead*, we note that although the proposals at issue there were similar to the Proposal to the extent they called for the applicable voting standards to be changed to a majority of the votes cast for and against the proposal, each of those proposals also contained

Because the Proposal calls for amendments to the governing documents of the Company that would plainly violate Delaware law, the Proposal, if implemented, would violate state law and therefore may be excluded from the 2013 Proxy Materials.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and therefore may be excluded pursuant to Rule 14a-8(i)(1).

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. Because, as the Delaware Law Opinion concludes, and the Company agrees, the Proposal calls for amendments to the Company's governing documents that would violate Delaware law, the Board would lack the power to implement the Proposal. The Staff has concurred in the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate state law. *See, e.g., Xerox Corp.* (avail. Feb. 23, 2004) and *SBC Communications Inc.* (January 11, 2004).

IV. THE PROPOSAL MAY BE EXCLUDED UNDER RULES 14a-8(i)(2), 14 a-8(i)(1), AND 14a-8(i)(6) EVEN THOUGH IT IS CAST IN PRECATORY TERMS.

The Company notes that the Proponent cannot end-run the aforementioned bases for exclusion simply because the Proposal is cast in precatory terms. Even though the Proposal would only "ask" the Board to amend the Company's governing documents to implement the

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the qualifier "in compliance with applicable laws." By comparing these precedents to the other precedents where the Staff has agreed with the omission of the proposals, it is clear that the inclusion of the qualifier "in compliance with applicable laws" is necessary to save the proposals from omission under Rule 14a-8(i)(2). The Proposal does not include this key qualifier.

As noted in *Gillette*, the Southwest Airlines Co. and Sempra Energy Co. no-action submissions did not involve Delaware law. The Home Depot, Inc. and Alaska Air Group, Inc. no-action submissions involved Delaware law but did not include supporting opinions of Delaware counsel. Here, the Company's request is supported by the Delaware Law Firm Opinion. The Staff has made clear that an opinion of counsel admitted in the state whose law is at issue is accorded special significance. *See* Division of Corporate Finance: Staff Legal Bulletin No. 14 ("Staff Legal Bulletin No. 14"), Section G (July 13, 2001) ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue..."); *see also* Division of Corporate Finance: Staff Legal Bulletin No.14B ("Staff Legal Bulletin No. 14B"), Section E (Sept. 15. 2004).

Proposal, the Proposal must nevertheless be excluded because the underlying action urged by the Proponent itself violates Delaware law. Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the directors take can be lawfully implemented by directors. Because the amendments called for in the Proposal would, if implemented, cause the Board to violate Delaware law and because the Company would lack power to implement the Proposal, it should be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), and 14a-8(i)(6).

The Staff has indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law or would not be a proper subject for stockholder action under state law.[2]

Here, the Proposal, despite its precatory format, may be excluded under Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6), because it requests the Board to take actions that would violate Delaware law, because the Proposal is not a proper subject for stockholder action under Delaware law and because the Company would lack power to implement the Proposal.

V. CONCLUSION.

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

---

2 *See AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that a board of directors adopt cumulative voting as a bylaw or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that the company adopt a bylaw containing a per capita voting standard, where the company contended that, under Delaware law, per capita voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a bylaw that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders").

ENCLOSURE 3
OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 13, 2012

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019

Re: Stockholder Proposal Submitted By Investor Voice on Behalf of Equality Network Foundation

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Baker Hughes Incorporated, a Delaware corporation (the "Company"), by Investor Voice on behalf of Equality Network Foundation (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders.

I. Summary Of The Proposal And Our Opinion.

The Proposal requests that the Company's board of directors "amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)."[1] The Proponent further states that "This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

---

[1] The Proposal reads in its entirety as follows: "RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items." A supporting statement, not relevant to our opinion, accompanies the Proposal.

As explained below, the Proposal asks that the Company's board impose a particular voting standard—that is, a "majority of the votes cast"—for all stockholder votes. However, the Delaware General Corporation Law (the "DGCL") specifies that certain matters presented to stockholders must be approved by the holders of *at least* a majority of the shares *outstanding*, and not merely a majority of the votes *cast*. Because the DGCL does not permit charter or bylaw provisions that reduce these votes to less than a majority of the shares outstanding, the Proposal would violate the DGCL if it were implemented. Accordingly, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law, and (iii) the Company lacks the power and authority to implement the Proposal.

II. Analysis.

A. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal asks the Company's board to amend the Company's governing documents to provide that all matters presented to stockholders shall be decided by a simple majority of the shares voted for and against an item (or "withheld" in the case of board elections). As discussed below, the DGCL specifies that certain matters presented to stockholders must be approved by the holders of at least a majority of the shares outstanding. Therefore, the Company would violate Delaware law if it implemented the Proponent's request to reduce these voting requirements to a majority of the votes *cast*.

The DGCL expressly requires that certain matters be approved by a stockholder vote greater than simply a majority of the votes *cast*. For example, the removal of a director without cause, which is governed by Section 141(k) of the DGCL, must be approved by the holders of a majority of the outstanding shares entitled to vote on such removal.[2] In addition, charter amendments, which are governed by Section 242

---

2 The baseline vote for director removal is established in the first sentence of Section 141(k): "Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors[.]" However, the last sentence of that section specifies a slightly different vote for director removal without cause: "Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

(Continued . . .)

of the DGCL, must be approved by "a majority of the outstanding stock entitled to vote thereon."[3] Certain mergers, the sale of substantially all of a corporation's assets and the dissolution of a corporation must also be approved by a majority of the outstanding stock of the corporation entitled to vote thereon.[4] The DGCL also requires that the conversion of a corporation to an alternative form of entity, such as a limited liability company, be approved by *all* outstanding shares of stock of the corporation, whether voting or nonvoting.[5]

The approval requirements for director removal, certain mergers, charter amendments, the sale of substantially all of a corporation's assets and the dissolution of a corporation are functionally the same: each such proposal will not pass unless the number of shares voted in favor of the proposal exceeds the sum of (i) the number of shares voted against the proposal, (ii) the number of shares that are entitled to vote on the proposal but abstain with respect to such proposal, (iii) broker non-votes[6] with respect to such proposal and (iv) the number of shares that are entitled to vote on the proposal but are absent from the meeting (i.e., stockholders who choose not to attend the meeting and not to appoint a proxy to vote at the meeting). Thus, the voting standard requested by the

---

(. . . continued)

In both the baseline vote for removal and the special vote that applies for removal without cause, the holders of a majority of the *outstanding* shares entitled to vote must approve the removal action.

3 8 *Del. C.* § 242(b)(1). Section 242(b) also requires separate approvals by a specific class of stock, or by one or more series of a class of stock, in certain circumstances that are not relevant to this opinion.

4 8 *Del. C.* §§ 251(c) (providing that certain mergers must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon"); 271(a) (providing that the sale, lease or exchange of all or substantially all of a corporation's assets must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon"); 275(b) (providing that the dissolution of a corporation must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon").

5 8 *Del. C.* § 266(b).

6 A broker non-vote occurs when a broker possesses record ownership of shares of stock that are deemed present at a stockholder meeting for quorum purposes but that cannot be voted on the proposal at issue because the broker has not received voting instructions from the beneficial owner on whose behalf the broker is holding the shares. *See Berlin v. Emerald Partners*, 552 A.2d 482 (Del. 1988).

Proponent—a "majority of the votes cast"—is clearly less than the voting standard required by the DGCL for these actions.

The DGCL permits charter provisions that require a *greater* vote than is specified in the DGCL, but does not permit charter provisions that allow for a *lesser* vote than is specified in the DGCL.[7] Accordingly, the Proposal would be invalid if implemented because it would allow for director removal, charter amendments, certain mergers, the sale of substantially all of the Company's assets and the dissolution of the Company by a vote of less than the statutorily prescribed majority of the outstanding shares and would allow for a conversion to an alternative form of entity without the statutorily mandated unanimous vote of the stockholders. More specifically, the Proposal would allow stockholders to take such actions if the votes cast for the action exceed the votes cast against the action, and the Proposal would treat abstentions, broker non-votes and shares absent from the stockholder meeting as having no effect on the outcome of the vote on these actions. The Proposal violates Delaware law because the DGCL's "majority of the outstanding shares" and unanimous approval requirements, as applicable, mandate that abstentions, broker non-votes and shares absent from the meeting must count as votes against the proposed action. Accordingly, the Proposal would violate the DGCL if it were implemented.

---

[7] Section 102(b)(4) of the DGCL expressly permits a Delaware corporation to include in its charter "[p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the DGCL]." There is no similar statute that permits charter provisions to enable stockholders to take actions by a smaller portion of the stock than is required by the DGCL.

The other provision of the DGCL that is applicable to many (but not all) stockholder proposals, Section 216, permits a corporation to adopt charter and bylaw provisions that establish the vote required to generally transact business at a meeting. This statute allows a corporation to choose which voting standard applies to most (but not all) stockholder actions. Importantly, Section 216 specifies that it is "Subject to [the DGCL] in respect of the vote that shall be required for a specified action," which means that no charter or bylaw provision adopted under Section 216 can deviate from the statutory provisions (such as the provisions on director removal, charter amendments, the sale of substantially all of a corporation's assets and the dissolution of a corporation) that specify the minimum votes required for those actions.

B. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal calls for the adoption of provisions in the Company's governing documents that would violate the DGCL if implemented, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.[8]

C. The Company Lacks The Power And Authority To Implement The Proposal.

Because the Proposal calls for the adoption of provisions in the Company's governing documents that would violate the DGCL if implemented, it is also our opinion that the Company lacks the power and authority to implement the Proposal.

III. Conclusion.

For the reasons set forth above, it is our opinion that (i) the Proposal would, if implemented, violate Delaware, (ii) the Proposal is not a proper subject for stockholder action under Delaware law, and (iii) the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6797630

---

8 *See CA Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008) (stating that a proposal asking the stockholders to adopt a bylaw that "facially violate[]s" the provisions of the DGCL would not be a proper subject for stockholder action under Delaware law).

CORRESPONDENCE



2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Tuesday, November 13, 2012

Sandra E. Alford
Corporate Secretary
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Ms. Alford:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be several different vote-counting formulas in use on the Baker Hughes proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

The Equality Network Foundation is the beneficial owner of 178 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since July of 2007. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

If you would, please start all e-mail subject lines with the ticker symbol "BHI" and we will do the same.

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
713-439-8122

Lee Whitley
Senior Corporate Counsel

November 19, 2012

Mr. Bruce T. Herbert
Chief Executive
Investor Voice
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109

RE: Stockholder Proposal Pertaining to Bylaw Change Regarding Vote Counting

Dear Mr. Herbert:

This letter will confirm receipt of the stockholder proposal you are presenting on behalf of the Equality Network Foundation pertaining to a Bylaw change regarding fair vote counting for inclusion in the Baker Hughes Incorporated's Proxy Statement for its 2013 Annual Meeting of Stockholders. Please provide us with documentary support for Equality Network Foundation's beneficial ownership of 178 shares of Baker Hughes Incorporated common stock.

Please do not hesitate to call me at (713) 439-8122 if you have any questions.

Very truly yours,

Lee Whitley

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (800) 977-0521 Fax (425) 455-5752

SCHWAB
INSTITUTIONAL

November 26, 2012

Re: Verification of Baker Hughes Inc. shares
For the Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as of the above date the Equality Network Foundation has continuously owned 178 shares of Baker Hughes common stock since July 17, 2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,



John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

EXHIBIT B

January 7 Letter



Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 7, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated No-Action Request

Dear Madam or Sir:

Baker Hughes Incorporated, by letter dated December 13, 2012, submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted November 13, 2012 by Investor Voice on behalf of the Equality Network Foundation.

In its no-action request, the Company observed a small oversight in the Proponent's resolution: that it did not make explicit that the request only contemplates actions that are within the dictates of applicable law.

To remedy this, the Proponent is willing to amend the Proposal to include five words in the second sentence of the Resolved clause, which now reads: "unless applicable laws dictate otherwise..." By the Company's own admission, these qualifying words will cure any perceived defect under State law.

A copy of the amended Proposal is attached as a PDF; it has the revised addition to the Resolved clause highlighted in yellow. In addition, the amended Proposal removes seven words in paragraph ten so as to keep the overall word-count below the 500 word limit (the deletion is shown in ~~strikethrough~~ font).

We hope this amendment to the Proposal, which fully remedies the Company's objection, will be seen by the Commission as a good-faith step that makes the no-action request unnecessary and, therefore, moot.

Thank you for the Staff's time and attention to this matter. Should you have comments, questions, or wish to discuss this matter further, please contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Melissa Lee Whitley and Sandra E. Alford, Baker Hughes Incorporated
Enc: Amended Proposal showing revised language

Revised – 2013.0107

Baker Hughes 2013 – Fair Vote-Counting
(Corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, ~~when it comes to shareholder-sponsored proposals,~~ Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

EXHIBIT C

Proposals of stockholders intended to be presented at the 2013 Annual Meeting must be received by the Company by November 14, 2012 to be properly brought before the 2013 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairperson of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 15, 2012 and November 14, 2012 to be properly nominated before the 2013 Annual Meeting, although the Company is not required to Include such nominees in its Proxy Statement.

From: Bruce Herbert - Team IV <team@investorvoice.net>
Sent: Tuesday, January 08, 2013 4:10 PM
To: 'Lee Whitley'; 'Sandy Alford'
Cc: shareholderproposals; Bruce Herbert - IV Team
Subject: Re: BHI. Baker Hughes No-Action Request.
Attachments: BHI. 2012-13. SEC Challenge, Response_FINAL + Revised Proposal. 2013.0107 _SIGNED.pdf

Importance: High

Seattle Tuesday 1/8/2013

Dear Ms. Whitley & Ms. Alford,

Thank you for your letter dated December 13, 2012 which pointed out a potentially confusing aspect of the Proposal's request around vote-counting.

Below and attached is our response to the Company's no-action request, which was sent to the SEC after-hours yesterday.

You will see that it offers a simple amendment to the Proposal so as to remedy the perceived defect under State law. Five words are added to the Resolved clause so it now reads: "...unless applicable laws dictate otherwise..." There is a corresponding strike-out of a similar number of words elsewhere (with no change to the substance of the Proposal) which keeps the word-count under 500.

The addition serves to make explicit what most readers might naturally assume: that the Proposal in no way contemplates our Company engaging in any form of illegal act. So, thank you for the requested clarification, which the Proponent is pleased to incorporate.

In light of this remedy, as an accommodation to the Commission's Staff time and resouces, would Baker Hughes be willing to withdraw the no-action request?

Thank you again for this useful exchange.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net



Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 7, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated No-Action Request

Dear Madam or Sir:

Baker Hughes Incorporated, by letter dated December 13, 2012, submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted November 13, 2012 by Investor Voice on behalf of the Equality Network Foundation.

In its no-action request, the Company observed a small oversight in the Proponent's resolution: that it did not make explicit that the request only contemplates actions that are within the dictates of applicable law.

To remedy this, the Proponent is willing to amend the Proposal to include five words in the second sentence of the Resolved clause, which now reads: "unless applicable laws dictate otherwise..." By the Company's own admission, these qualifying words will cure any perceived defect under State law.

A copy of the amended Proposal is attached as a PDF; it has the revised addition to the Resolved clause highlighted in yellow. In addition, the amended Proposal removes seven words in paragraph ten so as to keep the overall word-count below the 500 word limit (the deletion is shown in ~~strikethrough~~ font).

We hope this amendment to the Proposal, which fully remedies the Company's objection, will be seen by the Commission as a good-faith step that makes the no-action request unnecessary and, therefore, moot.

Thank you for the Staff's time and attention to this matter. Should you have comments, questions, or wish to discuss this matter further, please contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Melissa Lee Whitley and Sandra E. Alford, Baker Hughes Incorporated
Enc: Amended Proposal showing revised language

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, ~~when it comes to shareholder-sponsored proposals,~~ Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

From:	Bruce Herbert - Team IV <team@investorvoice.net>
Sent:	Monday, January 07, 2013 5:52 PM
To:	shareholderproposals
Cc:	Bruce Herbert - IV Team
Subject:	Re: BHI. Baker Hughes No-Action Request.
Attachments:	BHI. 2012-13. SEC Challenge, Response_FINAL + Revised Proposal. 2013.0107 _SIGNED.pdf
Importance:	High

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 7, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated No-Action Request

Dear Madam or Sir:

Baker Hughes Incorporated, by letter dated December 13, 2012, submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted November 13, 2012 by Investor Voice on behalf of the Equality Network Foundation.

In its no-action request, the Company observed a small oversight in the Proponent's resolution: that it did not make explicit that the request only contemplates actions that are within the dictates of applicable law.

To remedy this, the Proponent is willing to amend the Proposal to include five words in the second sentence of the Resolved clause, which now reads: "unless applicable laws dictate otherwise..." By the Company's own admission, these qualifying words will cure any perceived defect under State law.

A copy of the amended Proposal is attached as a PDF; it has the revised addition to the Resolved clause highlighted in yellow. In addition, the amended Proposal removes seven words in paragraph ten so as to keep the overall word-count below the 500 word limit (the deletion is shown in ~~strikethrough~~ font).

We hope this amendment to the Proposal, which fully remedies the Company's objection, will be seen by the Commission as a good-faith step that makes the no-action request unnecessary and, therefore, moot.

Thank you for the Staff's time and attention to this matter. Should you have comments, questions, or wish to discuss this matter further, please contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Melissa Lee Whitley and Sandra E. Alford, Baker Hughes Incorporated
Enc: Amended Proposal showing revised language

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Friday, January 4, 2013 3:22 PM
To: 'ShareholderProposals@sec.gov'
Cc: Bruce Herbert - IV Team
Subject: BHI. Baker Hughes No-Action Request.

Via Electronic Delivery to: ShareholderProposals@sec.gov

January 4, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated No-Action Request

Dear Sir or Madam:

Baker Hughes Incorporated ("Baker Hughes"), by letter dated December 13, 2012, submitted a request for a no-action letter under Rule 14a-8 in regard to a shareholder proposal submitted on November 13, 2012 by Investor Voice, SPC on behalf of the Equality Network Foundation.

It is our intent to respond to this request for a no-action letter, so please expect to receive a rebuttal no later than Friday, January 11, 2013.

Sincerely, . . . Bruce Herbert

PS: Please note the revision to Investor Voice's mailing address, shown below, and update the Commission's files accordingly.

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net


INVESTOR
VOICE

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

January 7, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Baker Hughes Incorporated No-Action Request

Dear Madam or Sir:

Baker Hughes Incorporated, by letter dated December 13, 2012, submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted November 13, 2012 by Investor Voice on behalf of the Equality Network Foundation.

In its no-action request, the Company observed a small oversight in the Proponent's resolution: that it did not make explicit that the request only contemplates actions that are within the dictates of applicable law.

To remedy this, the Proponent is willing to amend the Proposal to include five words in the second sentence of the Resolved clause, which now reads: "unless applicable laws dictate otherwise..." By the Company's own admission, these qualifying words will cure any perceived defect under State law.

A copy of the amended Proposal is attached as a PDF; it has the revised addition to the Resolved clause highlighted in yellow. In addition, the amended Proposal removes seven words in paragraph ten so as to keep the overall word-count below the 500 word limit (the deletion is shown in ~~strikethrough~~ font).

We hope this amendment to the Proposal, which fully remedies the Company's objection, will be seen by the Commission as a good-faith step that makes the no-action request unnecessary and, therefore, moot.

Thank you for the Staff's time and attention to this matter. Should you have comments, questions, or wish to discuss this matter further, please contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Melissa Lee Whitley and Sandra E. Alford, Baker Hughes Incorporated
Enc: Amended Proposal showing revised language

Revised – 2013.0107

Baker Hughes 2013 – Fair Vote-Counting
(Corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, ~~when it comes to shareholder-sponsored proposals,~~ Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2188
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (713) 439-8472
lee.whitley@bakerhughes.com

Lee Whitley
Sr. Corporate Counsel

December 13, 2012



Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal to Baker Hughes Incorporated by Investor Voice on behalf of Equality Network Foundation

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Investor Voice ("Investor Voice") on behalf of Equality Network Foundation (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Baker Hughes Incorporated (the "Company") in connection with its 2013 Annual Meeting of Stockholders. Investor Voice's address, as stated in the letter to the Company accompanying the Proposal, is 2206 Queen Anne Avenue N, Suite 402, Seattle, WA 98109, and its e-mail address is team@investorvoice.net. The Proponent's contact information was not included in Investor Voice's letter to the Company accompanying the Proposal.

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials. Specifically, the Company believes that it may exclude the Proposal under the following rules:

- Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law (the jurisdiction in which the Company is organized);

- Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by stockholders under Delaware law; and

- Rule 14a-8(i)(6) under the Act because the Company lacks the power and authority to implement the Proposal.

By copy of this letter and the enclosed materials to Investor Voice at the address provided with the Proposal, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2013 Proxy Materials. The Company will file its definitive 2013 Proxy Materials with the Commission no earlier than 80 days after the date of this letter.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (713) 439-8122 or at lee.whitley@bakerhughes.com

Very truly yours,



Lee Whitley
Senior Corporate Counsel

cc: Investor Voice
2206 Queen Anne Avenue N
Suite 402
Seattle, WA 98109
team@investorvoice.net

ENCLOSURE 1
THE PROPOSAL

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not following the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, <u>and</u> ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but <u>not</u> counted. Yet, Baker unilaterally counts <u>all</u> abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose <u>not</u> to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts <u>all</u> abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company <u>excludes</u> abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

ENCLOSURE 2
STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Baker Hughes Incorporated, a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Supporting Statement" and together with the proposal, the "Proposal," a copy of which is annexed hereto in Enclosure 1 above) submitted by Investor Voice on behalf of Equality Network Foundation (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2013 Proxy Materials") to be distributed to stockholders in connection with the 2013 Annual Meeting of Stockholders.

The Proposal calls for the board of directors (the "Board") of the Company to "amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)." In its entirety, the Proposal reads as follows:

> **RESOLVED:** Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

The foregoing language is accompanied by the Supporting Statement.

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

The Proposal calls for the Board to take steps to amend the Company's governing documents to provide that all matters presented to stockholders shall be decided by a simple majority of the shares voted for and against an item (or "withheld" in the case of board elections)—that is, a "majority of the votes *cast*." As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Enclosure 3), the voting standard requested by the Proponent would violate Delaware law because the Delaware General Corporation Law (the "DGCL") requires a higher vote – that is, approval from an *absolute majority of the shares outstanding*, and not merely a majority of the votes *cast* – to approve certain matters, including the removal of directors without cause, charter amendments, certain mergers, the sale of substantially all of a corporation's assets and the dissolution of a corporation. Thus, changing these provisions as requested by the Proponent would violate Delaware law.

The staff of the Division of Corporation Finance (the "Staff") has concurred in the exclusion of similar stockholder proposals on these very grounds under Rule 14a-8(i)(2) in the past. *See The J.M. Smucker Co.* (avail. June 22, 2012) (proposal submitted by Investor Voice on behalf of a beneficial owner of the J.M. Smucker Company, providing that "all matters presented to shareholders shall be decided by a majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)," was excludable under Rule 14a-8(i)(2) because Ohio law required a greater stockholder vote for certain actions, such as charter amendments, the sale of substantially all of a corporation's assets, mergers and dissolutions); *Abbott Laboratories* (avail. Feb. 2, 2011) (proposal providing that "each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was excludable under Rule 14a-8(i)(2) because Illinois statutory law required the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not stockholders abstained from voting rather than casting their votes for or against the matter unless Illinois statutory law or charter required a higher vote); *GenCorp Inc.* (avail. Dec. 20, 2004) (proposal providing that "[e]very shareholder resolution that is approved by a majority (over 50%) of the votes cast shall implement the resolution" was excludable under Rule 14a-8(i)(2) because, in part, Ohio law required a greater stockholder vote for certain actions, such as a sale of assets or merger); *SBC Commc'ns. Inc.* (avail. Dec. 16, 2004) (same, but with respect to Delaware law); *The Gillette Co.* (avail. Mar. 10, 2003) (proposal that would require that a board "adopt a policy that establishes a process and procedures for adopting shareholder proposals that are...supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *The Boeing Co.* (avail. Mar. 4, 1999) (proposal that would require that "[a]ll existing super-majority vote language in the governing instruments of the company is repealed and/or changed to be consistent with: All issues submitted to the shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters); *AlliedSignal, Inc.* (avail. Jan. 29, 1999) (proposal that would require that "[a]ll issues submitted to shareholder vote are decided by simple majority vote of shares present and voting" was excludable under Rule 14a-8(i)(2) because, in part, Delaware law – including Section 242 of the DGCL – would require a greater vote on certain matters).[1]

---

[1] The Proposal can be distinguished from other proposals which, although not identical to the Proposal, called for some form of a simple majority vote standard for stockholder votes and with respect to which the Staff did not concur in finding a basis for exclusion under Rule 14a-8(i)(2). *See FirstEnergy Corp.* (avail. Jan. 12, 2012); *OmniCom Group Inc.* (avail. Mar. 29, 2010); *Gilead Sciences, Inc.* (avail. Feb. 19, 2010); *Southwest Airlines Co.* (avail. Mar. 20, 2001); *Alaska Air Group, Inc.* (avail. Mar. 13, 2001); *The Home Depot, Inc.* (avail. Apr. 4, 2000); *Alaska Air Group, Inc.* (avail. Mar. 26, 2000); *Sempra Energy* (avail. Feb. 29, 2000). With respect to *FirstEnergy*, *OmniCom Group* and *Gilead*, we note that although the proposals at issue there were similar to the Proposal to the extent they called for the applicable voting standards to be changed to a majority of the votes cast for and against the proposal, each of those proposals also contained

Because the Proposal calls for amendments to the governing documents of the Company that would plainly violate Delaware law, the Proposal, if implemented, would violate state law and therefore may be excluded from the 2013 Proxy Materials.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Delaware Law Firm Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and therefore may be excluded pursuant to Rule 14a-8(i)(1).

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER TO IMPLEMENT IT.

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. Because, as the Delaware Law Opinion concludes, and the Company agrees, the Proposal calls for amendments to the Company's governing documents that would violate Delaware law, the Board would lack the power to implement the Proposal. The Staff has concurred in the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate state law. *See, e.g., Xerox Corp.* (avail. Feb. 23, 2004) and *SBC Communications Inc.* (January 11, 2004).

IV. THE PROPOSAL MAY BE EXCLUDED UNDER RULES 14a-8(i)(2), 14 a-8(i)(1), AND 14a-8(i)(6) EVEN THOUGH IT IS CAST IN PRECATORY TERMS.

The Company notes that the Proponent cannot end-run the aforementioned bases for exclusion simply because the Proposal is cast in precatory terms. Even though the Proposal would only "ask" the Board to amend the Company's governing documents to implement the

---

the qualifier "in compliance with applicable laws." By comparing these precedents to the other precedents where the Staff has agreed with the omission of the proposals, it is clear that the inclusion of the qualifier "in compliance with applicable laws" is necessary to save the proposals from omission under Rule 14a-8(i)(2). The Proposal does not include this key qualifier.

As noted in *Gillette*, the Southwest Airlines Co. and Sempra Energy Co. no-action submissions did not involve Delaware law. The Home Depot, Inc. and Alaska Air Group, Inc. no-action submissions involved Delaware law but did not include supporting opinions of Delaware counsel. Here, the Company's request is supported by the Delaware Law Firm Opinion. The Staff has made clear that an opinion of counsel admitted in the state whose law is at issue is accorded special significance. *See* Division of Corporate Finance: Staff Legal Bulletin No. 14 ("Staff Legal Bulletin No. 14"), Section G (July 13, 2001) ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue..."); *see also* Division of Corporate Finance: Staff Legal Bulletin No.14B ("Staff Legal Bulletin No. 14B"), Section E (Sept. 15. 2004).

Proposal, the Proposal must nevertheless be excluded because the underlying action urged by the Proponent itself violates Delaware law. Using a precatory format will only save a proposal from exclusion if the action that the proposal recommends the directors take can be lawfully implemented by directors. Because the amendments called for in the Proposal would, if implemented, cause the Board to violate Delaware law and because the Company would lack power to implement the Proposal, it should be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1), and 14a-8(i)(6).

The Staff has indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law or would not be a proper subject for stockholder action under state law.[2]

Here, the Proposal, despite its precatory format, may be excluded under Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6), because it requests the Board to take actions that would violate Delaware law, because the Proposal is not a proper subject for stockholder action under Delaware law and because the Company would lack power to implement the Proposal.

V. CONCLUSION.

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

---

[2] *See AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that a board of directors adopt cumulative voting as a bylaw or a long-term policy, where the company contended that, under Delaware law, cumulative voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion, under Rule 14a-8(i)(2), of a proposal recommending that the company adopt a bylaw containing a per capita voting standard, where the company contended that, under Delaware law, per capita voting could only be adopted through an amendment to the certificate of incorporation, and that, even if such an amendment were requested, directors could not implement such an amendment unilaterally); *Pennzoil Corp.* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, under Rule 14a-8(i)(1), that asked directors to adopt a bylaw that could be amended only by the stockholders because, under Delaware law, "there is a substantial question as to whether . . . the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders").

ENCLOSURE 3
OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 13, 2012

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019

Re: Stockholder Proposal Submitted By Investor Voice on Behalf of Equality Network Foundation

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Baker Hughes Incorporated, a Delaware corporation (the "Company"), by Investor Voice on behalf of Equality Network Foundation (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders.

I. Summary Of The Proposal And Our Opinion.

The Proposal requests that the Company's board of directors "amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)."[1] The Proponent further states that "This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

---

[1] The Proposal reads in its entirety as follows: "RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items." A supporting statement, not relevant to our opinion, accompanies the Proposal.

As explained below, the Proposal asks that the Company's board impose a particular voting standard—that is, a "majority of the votes cast"—for all stockholder votes. However, the Delaware General Corporation Law (the "DGCL") specifies that certain matters presented to stockholders must be approved by the holders of *at least* a majority of the shares *outstanding*, and not merely a majority of the votes *cast*. Because the DGCL does not permit charter or bylaw provisions that reduce these votes to less than a majority of the shares outstanding, the Proposal would violate the DGCL if it were implemented. Accordingly, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law, and (iii) the Company lacks the power and authority to implement the Proposal.

II. Analysis.

A. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal asks the Company's board to amend the Company's governing documents to provide that all matters presented to stockholders shall be decided by a simple majority of the shares voted for and against an item (or "withheld" in the case of board elections). As discussed below, the DGCL specifies that certain matters presented to stockholders must be approved by the holders of at least a majority of the shares outstanding. Therefore, the Company would violate Delaware law if it implemented the Proponent's request to reduce these voting requirements to a majority of the votes *cast*.

The DGCL expressly requires that certain matters be approved by a stockholder vote greater than simply a majority of the votes *cast*. For example, the removal of a director without cause, which is governed by Section 141(k) of the DGCL, must be approved by the holders of a majority of the outstanding shares entitled to vote on such removal.[2] In addition, charter amendments, which are governed by Section 242

2 The baseline vote for director removal is established in the first sentence of Section 141(k): "Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors[.]" However, the last sentence of that section specifies a slightly different vote for director removal without cause: "Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

(Continued . . .)

of the DGCL, must be approved by "a majority of the outstanding stock entitled to vote thereon."[3] Certain mergers, the sale of substantially all of a corporation's assets and the dissolution of a corporation must also be approved by a majority of the outstanding stock of the corporation entitled to vote thereon.[4] The DGCL also requires that the conversion of a corporation to an alternative form of entity, such as a limited liability company, be approved by *all* outstanding shares of stock of the corporation, whether voting or nonvoting.[5]

The approval requirements for director removal, certain mergers, charter amendments, the sale of substantially all of a corporation's assets and the dissolution of a corporation are functionally the same: each such proposal will not pass unless the number of shares voted in favor of the proposal exceeds the sum of (i) the number of shares voted against the proposal, (ii) the number of shares that are entitled to vote on the proposal but abstain with respect to such proposal, (iii) broker non-votes[6] with respect to such proposal and (iv) the number of shares that are entitled to vote on the proposal but are absent from the meeting (i.e., stockholders who choose not to attend the meeting and not to appoint a proxy to vote at the meeting). Thus, the voting standard requested by the

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(. . . continued)

In both the baseline vote for removal and the special vote that applies for removal without cause, the holders of a majority of the *outstanding* shares entitled to vote must approve the removal action.

3 8 *Del. C.* § 242(b)(1). Section 242(b) also requires separate approvals by a specific class of stock, or by one or more series of a class of stock, in certain circumstances that are not relevant to this opinion.

4 8 *Del. C.* §§ 251(c) (providing that certain mergers must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon"); 271(a) (providing that the sale, lease or exchange of all or substantially all of a corporation's assets must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon"); 275(b) (providing that the dissolution of a corporation must be approved by "a majority of the outstanding stock of the corporation entitled to vote thereon").

5 8 *Del. C.* § 266(b).

6 A broker non-vote occurs when a broker possesses record ownership of shares of stock that are deemed present at a stockholder meeting for quorum purposes but that cannot be voted on the proposal at issue because the broker has not received voting instructions from the beneficial owner on whose behalf the broker is holding the shares. *See Berlin v. Emerald Partners*, 552 A.2d 482 (Del. 1988).

Proponent—a "majority of the votes cast"—is clearly less than the voting standard required by the DGCL for these actions.

The DGCL permits charter provisions that require a *greater* vote than is specified in the DGCL, but does not permit charter provisions that allow for a *lesser* vote than is specified in the DGCL.[7] Accordingly, the Proposal would be invalid if implemented because it would allow for director removal, charter amendments, certain mergers, the sale of substantially all of the Company's assets and the dissolution of the Company by a vote of less than the statutorily prescribed majority of the outstanding shares and would allow for a conversion to an alternative form of entity without the statutorily mandated unanimous vote of the stockholders. More specifically, the Proposal would allow stockholders to take such actions if the votes cast for the action exceed the votes cast against the action, and the Proposal would treat abstentions, broker non-votes and shares absent from the stockholder meeting as having no effect on the outcome of the vote on these actions. The Proposal violates Delaware law because the DGCL's "majority of the outstanding shares" and unanimous approval requirements, as applicable, mandate that abstentions, broker non-votes and shares absent from the meeting must count as votes against the proposed action. Accordingly, the Proposal would violate the DGCL if it were implemented.

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[7] Section 102(b)(4) of the DGCL expressly permits a Delaware corporation to include in its charter "[p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the DGCL]." There is no similar statute that permits charter provisions to enable stockholders to take actions by a smaller portion of the stock than is required by the DGCL.

The other provision of the DGCL that is applicable to many (but not all) stockholder proposals, Section 216, permits a corporation to adopt charter and bylaw provisions that establish the vote required to generally transact business at a meeting. This statute allows a corporation to choose which voting standard applies to most (but not all) stockholder actions. Importantly, Section 216 specifies that it is "Subject to [the DGCL] in respect of the vote that shall be required for a specified action," which means that no charter or bylaw provision adopted under Section 216 can deviate from the statutory provisions (such as the provisions on director removal, charter amendments, the sale of substantially all of a corporation's assets and the dissolution of a corporation) that specify the minimum votes required for those actions.

B. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal calls for the adoption of provisions in the Company's governing documents that would violate the DGCL if implemented, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.[8]

C. The Company Lacks The Power And Authority To Implement The Proposal.

Because the Proposal calls for the adoption of provisions in the Company's governing documents that would violate the DGCL if implemented, it is also our opinion that the Company lacks the power and authority to implement the Proposal.

III. Conclusion.

For the reasons set forth above, it is our opinion that (i) the Proposal would, if implemented, violate Delaware, (ii) the Proposal is not a proper subject for stockholder action under Delaware law, and (iii) the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6797630

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8 *See CA Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008) (stating that a proposal asking the stockholders to adopt a bylaw that "facially violate[]s" the provisions of the DGCL would not be a proper subject for stockholder action under Delaware law).

CORRESPONDENCE



2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Tuesday, November 13, 2012

Sandra E. Alford
Corporate Secretary
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Ms. Alford:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be several different vote-counting formulas in use on the Baker Hughes proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

The Equality Network Foundation is the beneficial owner of 178 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since July of 2007. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

If you would, please start all e-mail subject lines with the ticker symbol "BHI" and we will do the same.

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

RESOLVED: Shareholders of Baker Hughes Incorporated ("Baker" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Baker is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Baker Hughes does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

This variant method makes Baker an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Baker does counters a hallmark of democratic voting – honoring voter intent.

Baker's policy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes against the matter." However, thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Baker unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[3] Further, we observe that Baker embraces the SEC vote-counting standard (that this proposal requests) for director elections, AND for the advisory vote on executive compensation. In these cases, the Company excludes abstentions, saying they will "not be counted" – which boosts (and therefore favors) the vote-count for management-nominated directors and executive compensation.

However, when it comes to shareholder-sponsored proposals, Baker does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Baker's true owners.

Baker tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~


BAKER
HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
713-439-8122

Lee Whitley
Senior Corporate Counsel

November 19, 2012

Mr. Bruce T. Herbert
Chief Executive
Investor Voice
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109

RE: Stockholder Proposal Pertaining to Bylaw Change Regarding Vote Counting

Dear Mr. Herbert:

This letter will confirm receipt of the stockholder proposal you are presenting on behalf of the Equality Network Foundation pertaining to a Bylaw change regarding fair vote counting for inclusion in the Baker Hughes Incorporated's Proxy Statement for its 2013 Annual Meeting of Stockholders. Please provide us with documentary support for Equality Network Foundation's beneficial ownership of 178 shares of Baker Hughes Incorporated common stock.

Please do not hesitate to call me at (713) 439-8122 if you have any questions.

Very truly yours,

Lee Whitley

SCHWAB
INSTITUTIONAL

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (800) 977-0521 Fax (425) 455-5752

November 26, 2012

Re: Verification of Baker Hughes Inc. shares
For the Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as of the above date the Equality Network Foundation has continuously owned 178 shares of Baker Hughes common stock since July 17, 2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,



John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest